FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of                    August 2002
                 ---------------------------------------------------------------


                           Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


              401 Bay Street, Suite 2302, Toronto, Ontario M5H 2Y4
--------------------------------------------------------------------------------



     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]


      Form 20-F  X                                 Form 40-F
                ---                                          ---


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


      Yes                                          No
          ---                                         ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _________]

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     AGNICO-EAGLE MINES LIMITED



Date:  August 6, 2002                                By:  /s/ Sean Boyd
                                                          ----------------------
                                                          Sean Boyd
                                                          President and Chief
                                                          Executive Officer



                           SECOND QUARTER REPORT 2002

Agnico-Eagle Mines Limited reported second quarter net earnings of $3.4 million, or $0.05 per share compared to $0.5 million, or $0.01 per share in the same period in 2001. Operating cash flow was $7.6 million, or $0.11 per share compared to $4.1 million, or $0.07 per share in 2001. For the year to date, net earnings were $3.8 million, or $0.06 per share compared to $1.0 million, or $0.02 per share in 2001 while operating cash flow was $12.6 million, or $0.18 per share compared to $9.9 million, or $0.18 per share in 2001.

Highlights for the second quarter include:

o LaRonde achieves new quarterly records for gold production and tons of ore processed.
o Agnico-Eagle's full leverage to the gold price and increasing gold production result in strong earnings and cash flow growth.
o Excellent drilling results from Zone 20 North Gold and discovery of new high-grade vein mineralization on the western limit of Zone 20 South.

As we move  towards  the fourth  quarter  and the  completion  of our  expansion program,  we have  begun to  realize  the  benefits  of this  expansion  through increased  gold  production  and  strong  earnings  and cash flow in the  second
quarter.  In  addition,   our  extensive  drill  program  continues  to  confirm
increasing gold  mineralization at depth. This information will assist us in the evaluation of the feasibility of developing a new deep mine at LaRonde.

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS

Change in Reporting Basis

As a result of its substantial US shareholder base and to maintain comparability with other companies in the gold sector, the Company changed its primary basis of reporting to US GAAP effective January 1, 2002. A full set of consolidated financial statements and the related management discussion and analysis prepared under Canadian GAAP will also continue to be prepared for statutory reporting purposes in Canada and sent to shareholders.


Results of Operations

The following table provides a summary analysis of the key variances in net earnings for the second quarter and year to date from those reported in 2001:

 (millions of dollars)                      Second Quarter         Year to date
 ------------------------------------------------------------------------------
 Increase in gold price                               $2.8                 $4.9
 Decrease in interest expense                          1.7                  3.2
 Increase in El Coco royalty                         (1.5)                (3.4)
 Other                                               (0.1)                (1.8)
 Net variance                                         $2.9                 $2.9

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Excluding  the El Coco  royalty,  cash  costs to produce an ounce of gold in the second quarter increased somewhat to $124 per ounce from $111 per ounce in 2001.
Total cash operating costs to produce an ounce of gold were $164 compared to $134 in the same quarter of 2001. A gold production increase of 13% to 74,617 ounces was more than offset by lower zinc production and a substantially weaker zinc price. The majority of the net difference in total cash costs was essentially attributable to royalties payable on the El Coco property, which increased from $23 per ounce in the second quarter of 2001 to $40 per ounce of gold produced in 2002. The following table provides a reconciliation of the costs per ounce of gold produced to the financial statements:

(millions of dollars, except where noted)      Second Quarter      Year to date
--------------------------------------------------------------------------------
Cost of production per income statement               $19.6             $37.2
Adjustments:
  Byproduct revenues                                  (7.0)            (14.6)
  Non cash reclamation provision                      (0.4)             (0.7)
Total cash operating costs                            $12.2             $21.9
Gold production (ounces)                             74,617           134,876
Total cash operating cost per ounce                    $164              $162

Gold production in 2002 is now forecast to be 320,000 ounces compared to the original budget of 340,000 ounces. The decrease in the gold production target for the year reflects the impact of delays in development in Zone 20 North at depth caused by delays in ventilation installation. As a result, more emphasis has been placed on production from upper zinc/silver parts of Zone 20 North.
This re-sequencing of production is expected to push more gold production into 2003 and result in substantially higher than budget zinc production in 2002. In addition, an electrical failure of the SAG mill drive resulted in 11 days of lost production in July. As a result of the lower than previously projected gold production, a higher El Coco royalty due to the increased gold price and a weaker than budget zinc price, cash costs are expected to be $145 per ounce for the full year compared to the original budget of $130 per ounce.

Liquidity and Capital Resources

At June 30, 2002 Agnico-Eagle's consolidated cash and cash equivalents increased to $28.3 million while working capital was $53.2 million. Including the undrawn portion of its bank credit facility, the Company has $123.3 million of available liquidity.

Cash flow from operating activities in the second quarter improved to $7.6 million from $4.1 million. The increase in cash flow from continuing operations is attributable to an increased gold price, higher gold production and lower interest expense, offset somewhat by lower byproduct metal prices.

For the three months, capital expenditures were $15.2 million compared to $7.5 million in the corresponding 2001 period. The increase is attributable to increased underground development and the mill expansion associated with the expansion of the LaRonde operation to 7,000 tons per day.

DRILLING AND EXPLORATION

A total of six drills were in operation, completing 43,620 feet of diamond drilling in the quarter. The drills were located on the following target areas:

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


     o    One drill on production delineation drilling between Levels 98 - 152.
     o    Two drills on definition drilling on and below Level 194.
     o Two drills on Level 215 testing Zone 20 North at depth and to the west.
     o    One drill on the 20th Level exploration drift on the El Coco Property.

     Delineation  drilling  above  Level  152  focused  on Zones 20 North and 20
     South.  All of the results  were  generated  from  production  draw points.
     Highlights from Zone 20 North drilling are as follows:



                   True          Gold(oz/ton)
  Drill Hole    Thickness(ft)     Cut(1.5 oz)   Silver(oz/ton)    Copper(%)        Zinc(%)
-------------   -------------   -------------   -------------   -------------   -------------

     10620691            18.4            0.19            8.21            1.75            4.13
-------------   -------------   -------------   -------------   -------------   -------------
     10620711            15.7            0.13            3.90            2.07            3.44
-------------   -------------   -------------   -------------   -------------   -------------
     10620712            12.1            0.11            4.96            1.32           10.87
-------------   -------------   -------------   -------------   -------------   -------------
     10620731            12.8            0.19            3.09            1.00            3.29
-------------   -------------   -------------   -------------   -------------   -------------
     10620732            13.1            0.13            4.96            1.24            2.18
-------------   -------------   -------------   -------------   -------------   -------------
    3152-06Au             9.8            0.17            1.27            0.08            0.02
-------------   -------------   -------------   -------------   -------------   -------------
    3152-06Zn            47.6            0.02            2.45            0.11            6.00
-------------   -------------   -------------   -------------   -------------   -------------
    3152-08Au            31.5            0.20            1.73            1.52            1.66
-------------   -------------   -------------   -------------   -------------   -------------
    3152-08Zn            51.8            0.02            2.80            0.04           11.22
-------------   -------------   -------------   -------------   -------------   -------------
    3152-11Au            16.4            0.17            0.59            0.30            0.02
-------------   -------------   -------------   -------------   -------------   -------------
    3152-11Zn            47.6            0.03            3.13            0.15            6.55
-------------   -------------   -------------   -------------   -------------   -------------



The 106 Series drill holes were located along the upper western edge of Zone 20 North. The series of drill holes drilled below Level 152 close to the western margin continued to confirm the transition between zinc-silver mineralization in the upper part of the deposit, grading to increasing gold-copper at depth. Highlights from Zone 20 South follow:

                    True         Gold(oz/ton)
  Drill Hole    Thickness(ft)    Cut(2.0 oz)    Silver(oz/ton)     Copper(%)       Zinc(%)
-------------   -------------   -------------   -------------   -------------   -------------
   09821771              14.1            0.32            4.90            0.50            6.51
-------------   -------------   -------------   -------------   -------------   -------------
   10221861              14.4            0.28            2.64            0.10            4.67
-------------   -------------   -------------   -------------   -------------   -------------
   10221871              11.5            0.66            5.99            0.14            6.97
-------------   -------------   -------------   -------------   -------------   -------------
   10221872              13.5            0.68            6.47            0.20            7.01
-------------   -------------   -------------   -------------   -------------   -------------
   10221891              16.4            0.47            4.45            0.12            6.09
-------------   -------------   -------------   -------------   -------------   -------------
   10621902               9.2            0.31            4.45            0.04            8.87
-------------   -------------   -------------   -------------   -------------   -------------


These  drill  holes were close to the upper  western  ore limit above Level 102.
These mining blocks are scheduled for production during the third quarter of 2002. The drilling indicated that several additional high-grade blocks would be available for production during the second half of the year.

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An intriguing value was returned in drill hole 09821822,  which tested the upper western limit of Zone 20 South for production purposes. The drill hole was inadvertently extended 44 feet to the south and entered the Cadillac Sediments, intersecting a quartz vein containing numerous specks of visible gold returning an intersection of 0.60 ounces of gold per ton over a core length of 3.3 feet, 28 feet within the sediments. Two additional drill holes were completed along strike, both returning high-grade values. To date, the vein has been traced over a strike length of 200 feet. The type and grade of mineralization is highly unusual for the Cadillac Sediments. The results from the three completed drill holes have been tabulated below. Follow up drilling is in progress.



                     Core        Gold(oz/ton)
 Drill Hole      Length(ft)      Cut(2.0 oz)    Silver(oz/ton)     Copper(%)       Zinc(%)
-------------   -------------   -------------   -------------   -------------   -------------
     09821822             3.3            0.60            2.25            0.01            0.10
-------------   -------------   -------------   -------------   -------------   -------------
      3098-01             3.6            0.98            0.38              NV              NV
-------------   -------------   -------------   -------------   -------------   -------------
      3098-02             2.0            0.27            0.15              LV               V
-------------   -------------   -------------   -------------   -------------   -------------


Definition drilling increased significantly due to the increased access on both Levels 194 and 215. The drill holes were completed from the haulage drifts and production draw points. The drill holes from Zone 20 North have been summarized below:



                     True        Gold(oz/ton)
  Drill Hole    Thickness(ft)     Cut(1.5 oz)   Silver(oz/ton)     Copper(%)       Zinc(%)
-------------   -------------   -------------   -------------   -------------   -------------
     19120491            44.0            0.24            2.05            0.98            0.73
-------------   -------------   -------------   -------------   -------------   -------------
     19120501            48.9            0.14            2.15            0.92            0.56
-------------   -------------   -------------   -------------   -------------   -------------
     19120502            54.1            0.12            2.69            0.84            0.69
-------------   -------------   -------------   -------------   -------------   -------------
     19420501            48.2            0.12            2.12            0.64            1.26
-------------   -------------   -------------   -------------   -------------   -------------
      3194-37            37.7            0.21            1.21            0.92            0.36
-------------   -------------   -------------   -------------   -------------   -------------
      3194-40            23.6            0.30            0.52            0.45            0.52
-------------   -------------   -------------   -------------   -------------   -------------
     21220481            62.7            0.18            3.27            1.25            2.03
-------------   -------------   -------------   -------------   -------------   -------------
     21220482            56.1            0.16            4.15            1.75            2.88
-------------   -------------   -------------   -------------   -------------   -------------
     21220492            42.0            0.13            4.40            0.71            3.42
-------------   -------------   -------------   -------------   -------------   -------------
     21520471            57.4            0.18            2.57            1.25            0.61
-------------   -------------   -------------   -------------   -------------   -------------
     21520472            57.4            0.14            2.53            1.27            1.90
-------------   -------------   -------------   -------------   -------------   -------------
     21520473            86.9            0.16            3.76            0.75            3.92
-------------   -------------   -------------   -------------   -------------   -------------
     21520481            61.4            0.17            6.86            0.99            6.00
-------------   -------------   -------------   -------------   -------------   -------------
     21520482            59.7            0.14            2.83            1.09            3.20
-------------   -------------   -------------   -------------   -------------   -------------
     21520491            49.5            0.09            2.50            0.32            4.50
-------------   -------------   -------------   -------------   -------------   -------------
     21520492            53.1            0.11            5.21            0.33            5.79
-------------   -------------   -------------   -------------   -------------   -------------


Most of the drilling  during the quarter was  restricted  between  Levels 191 to
215. Drilling on Level 194 started to confirm the higher-grade mineralization originally encountered in previously reported drilling conducted from the Penna Shaft station (drill holes 3194-37, 40, 47). The thickest intercept drilled from

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

the Level 215 horizon was obtained in drill hole 21520473 which intersected 86.9 feet grading 0.16 ounces of gold, 3.76 ounces of silver, 0.75% copper and 3.92% zinc. On a net smelter return basis and thickness, this drill hole returned the best combination of grade and thickness of any drill hole completed to date in the lower part of the mine.

One additional deep drill hole was completed immediately below the bottom of the shaft. The results have been summarized below:



                    True         Gold(oz/ton)
  Drill Hole     Thickness(ft)   Cut(1.5 oz)    Silver(oz/ton)     Copper(%)        Zinc(%)
-------------   -------------   -------------   -------------   -------------   -------------

      3194-47            11.2            0.22            0.35            0.18            0.03
-------------   -------------   -------------   -------------   -------------   -------------

This drill hole was completed along the western margin of Zone 20 North, outside of the  current  reserve-resource  limit.  The  gold  values  were  higher  than expected, once again providing credence to the possibility of zoning within Zone
20  North  and  higher-grade   mineralization  towards  the  west.  Furthermore,
definition drilling conducted from Levels 152 to 215 also appear to confirm this observation.  Currently,  two drills are in operation,  both probing the western margin at depths of 8,500 feet and 9,500 feet below surface.

The eastern exploration program continued on the 20th Level exploration drift, with a total of 7 drill holes completed below the level. While no significant results were returned, the favourable geology, sulfide mineralization (i.e.
chalcopyrite & sphalerite) continued to be intersected. Surface mapping has also traced the favourable geological unit across the El Coco Property onto the Sphinx Property.

The underground drilling has also determined the western limit of the alteration zone, confirming the western plunge originally indicated by surface drilling.
The alteration zone is open to the east and at depth. Currently, one drill is continuing to test the horizon at depth and to the east. To date a total of 3,864 feet of level development has been completed on the El Coco Property.

EXPANSION UPDATE

Construction is on schedule to reach the 7,000 ton per day expanded production rate in the fourth quarter of this year.


Underground,  the first  production  stope on Level 194 was blasted during June.
Extraction was delayed awaiting the completion of the ore pass between Level 194 and 215, which was slowed due to a delay in installing ventilation to that depth. The spot cooling system was completed by the end of June and started in early July. During the changeover planned for the end of September, the surface fans will be upgraded bringing them up to maximum capacity.


At the mill, the refinery heating and ventilation system was upgraded and the vacuum cleaning system was completed in the concentrate load out area. The grinding bay foundations were completed and the building erected. Mechanical installation of the ball mill was commenced with the motor in place and electrical installation started. Piping modifications to the copper and zinc circuits are progressing well and erection of the two additional leach tanks and the ultra high capacity thickeners was completed. The refinery foundations were completed and building erection is also proceeding well.

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

With regards to the deep mining project of LaRonde's 5.2 million ounce resource position, a project team has been assembled and a detailed feasibility study initiated. The results of this study are expected to be available in the first half of 2003.

The Longitudinal illustrations that detail the drill results presented in this report can be viewed and/or downloaded from the Company's website:

         www.agnico-eagle.com (Press Release) or
         --------------------
         http://files.newswire.ca/3/LONG_20N1.pdf
         ----------------------------------------
         http://files.newswire.ca/3/LONG_20N2.pdf
         ----------------------------------------
         http://files.newswire.ca/3/LONG_20N3.pdf
         ----------------------------------------
         http://files.newswire.ca/3/LONG_20S.pdf
         ---------------------------------------

This report contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number  of risks  and  uncertainties.  There  can be no  assurance  that  such statements  will prove to be accurate;  actual  results and future  events could
differ  materially  from  those  anticipated  in  such  statements.   Risks  and
uncertainties  are disclosed  under the heading "Risk  Factors" in the Company's
Annual Information Form (AIF) filed with certain Canadian securities  regulators
(including the Ontario and Quebec  Securities  Commissions)  and with the United
States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle  Mines  Limited  is an  established  Canadian  gold  producer  with operations  located  principally  in  Northwestern  Quebec and  exploration  and
development   activities  in  Canada  and  the   Southwestern   United   States.
Agnico-Eagle's   operating   history  includes  almost  three  decades  of  gold
production primarily from underground mining operations.  The Company is focused on an  expansion  program at LaRonde  that is expected  to increase  annual gold production and reduce cash costs to produce an ounce of gold. Current proven and probable  mineral  reserves  stand  at 3.3  million  contained  ounces,  with an additional  5.2 million ounces in the mineral  resource  category at its LaRonde
Mine.




July 24, 2002






Sean Boyd
President & Chief Executive Officer

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




Summarized Quarterly Data (Unaudited)                 Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------

(thousands of United States dollars,                              Three months ended June 30,  Six months ended June 30,
except where noted)                                                    2002              2001           2002        2001
------------------------------------------------------------------------------------------------------------------------


Consolidated Financial Data

Income and cash flow
Revenues from mining operations                                      $  30,616     $  29,513     $  56,163     $  50,269
Net income (loss) for period                                         $   3,360     $     480     $   3,837     $     978
Net income (loss) per share                                          $    0.05     $    0.01     $    0.06     $    0.02
Operating cash flow (before non-cash working capital)                $   7,633     $   4,134     $  12,605     $   9,940
Operating cash flow per share                                        $    0.11     $    0.07     $    0.18     $    0.18
Weighted average number of shares - basic (in thousands)                69,050        56,668        68,524        56,310

Operating and Financial Summary
LaRonde Division
Revenues from mining operations                                      $  30,616     $  29,513     $  56,163     $  50,629
Mine operating costs                                                    19,613        21,256        37,216        33,129
------------------------------------------------------------------------------------------------------------------------
Mine operating profit (loss)                                         $  11,003     $   8,257     $  18,947     $  17,500
========================================================================================================================


Tons of ore milled                                                     491,083       459,400       968,416       937,389
Head grades:
     Gold                                                                 0.17          0.16          0.16          0.15
     Silver                                                               2.28          2.53          2.39          2.31
     Zinc                                                                 3.64%         5.32%         4.43%         5.27%
     Copper                                                               0.30%         0.21%         0.26%         0.19%
Recovery rates:
     Gold                                                                92.92%        93.83%        93.73%        93.54%
     Silver                                                              80.10%        80.70%        81.92%        81.60%
     Zinc                                                                81.40%        78.10%        83.35%        78.50%
     Copper                                                              74.40%        60.30%        65.23%        60.30%
Payable production:
     Gold (ounces)                                                      74,617        65,937       134,876       122,560
     Silver (ounces in thousands)                                          709           723         1,433         1,357
     Zinc (pounds in thousands)                                         24,740        32,600        60,737        65,862
     Copper (pounds in thousands)                                        2,084         1,039         3,215         1,965
Realized prices per unit of production (US$):
     Gold (per ounce)                                                $     310     $     267     $     306     $     266
     Silver (per ounce)                                              $    4.67     $    4.59     $    4.59     $    4.57
     Zinc (per pound)                                                $    0.36     $    0.42     $    0.35     $    0.46
     Copper (per pound)                                              $    0.78     $    0.88     $    0.77     $    0.86

Onsite operating costs per ton milled (Canadian dollars)             $      52     $      52     $      52     $      52
========================================================================================================================


Operating costs per gold ounce produced (US$):
Onsite operating costs (including reclamation provision)             $     219     $     237     $     237     $     261
Less: Non-cash reclamation provision                                        (5)           (5)           (5)           (5)
         Net byproduct revenues                                            (90)         (121)         (106)         (137)
         ----------------------------------------------------------------------------------------------------------------
Cash operating costs                                                 $     124     $     111     $     126     $     119
Accrued El Coco royalties                                                   40            23            36            12
Total cash costs                                                     $     164     $     134     $     162     $     131
Non-cash costs:
     Reclamation provision                                                   5             5             5             5
     Depreciation and amortization                                          49            48            51            48
     -------------------------------------------------------------------------------------------------------------------
Total operating costs                                                $     218     $     187     $     218     $     184
========================================================================================================================

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Consolidated Balance Sheets                           Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------

 (thousands of United States dollars, US GAAP basis)     June 30,  December 31,
                                                          2002         2001
--------------------------------------------------------------------------------
                                                        (Unaudited)
ASSETS
Current
   Cash and cash equivalents                             $  28,311    $  21,180
   Metals awaiting settlement and gold bullion              29,567       20,080
   Income taxes recoverable                                   --            628
   Inventories:
     In-process and unsold metal products                    5,772        5,854
     Supplies                                                3,808        3,903
   Prepaid expenses and other                                3,509        3,822
   ----------------------------------------------------------------------------
Total current assets                                        70,967       55,467
Fair values of derivative financial instruments              1,728        6,851
Investments and other assets                                11,340        6,035
Future income and mining tax assets                         27,179       27,196
Mining properties                                          323,746      301,221
-------------------------------------------------------------------------------
                                                         $ 434,960    $ 396,770
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
   Accounts payable and accrued liabilities              $  15,151    $   9,423
   Dividends payable                                           534        1,853
   Income and mining taxes payable                              63        1,231
   Interest payable                                          2,066        2,052
   ----------------------------------------------------------------------------
Total current liabilities                                   17,814       14,559
Long-term debt                                             173,750      151,081
Reclamation provision and other liabilities                  4,620        4,055
Fair values of derivative financial instruments              6,833        7,026
Future income and mining tax liabilities                    16,830       18,317

Shareholders' Equity
Common shares
     Authorized - unlimited
     Issued - 69,431,407 (2001 - 67,722,853)               420,179      407,347
Contributed surplus                                          7,181        7,181
Deficit                                                   (193,383)    (197,220)
Accumulated other comprehensive loss                       (18,864)     (15,576)
-------------------------------------------------------------------------------
Total shareholders' equity                                 215,113      201,732
-------------------------------------------------------------------------------
                                                         $ 434,960    $ 396,770
===============================================================================

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



Interim Consolidated Statements of Income (Unaudited)                                Agnico-Eagle Mines Limited
----------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                 Three months ended June 30,       Six months ended June 30,
except per share amounts, US GAAP basis)                2002             2001             2002            2001
----------------------------------------------------------------------------------------------------------------
REVENUES

Revenues from mining operations                      $ 30,616           $ 29,513       $ 56,163         $ 50,629
Interest and sundry income                                577              3,004            613            3,329
----------------------------------------------------------------------------------------------------------------
                                                       31,193             32,517         56,776           53,958
COSTS AND EXPENSES
Production                                             19,613             21,256         37,216           33,129
Exploration                                               894                913          1,643            1,886
Depreciation and amortization                           3,678              3,145          6,929            6,526
General and administrative                              1,498                989          2,499            2,059
Capital tax                                               612                557            992              882
Interest                                                1,737              3,446          3,653            6,885
----------------------------------------------------------------------------------------------------------------
Income before the undernoted                            3,161              2,211          3,844            2,591

Foreign currency gain (loss)                              501                (24)           501              307
----------------------------------------------------------------------------------------------------------------
Income before income and mining tax recoveries          3,662              2,187          4,345            2,898
Income and mining tax recoveries                          302              1,707            508            1,920
----------------------------------------------------------------------------------------------------------------
Net income for the period                            $  3,360         $      480       $  3,837         $    978
================================================================================================================
Net income per share - basic and diluted (note 3)    $   0.05         $     0.01       $   0.06         $   0.02
================================================================================================================

Weighted average number of shares (in thousands)-
   basic                                               69,050             56,668         68,524           56,310
   diluted                                             80,546             64,030         80,021           63,674


Comprehensive income (loss):

Net Income for the period                            $  3,360         $      480       $  3,837         $    978
Other comprehensive loss:
   Unrealized loss on hedging activities, net of
     related income taxes                              (1,455)              --           (3,288)            --
   Cummulative transitional adjustment upon the
     adoption of FAS 133 related to the accounting
     for derivative instruments and hedging
     activities, net of related income taxes             --                 --             --             (1,785)
     ------------------------------------------------------------------------------------------------------------
Comprehensive income  for the period                 $  1,905         $      480       $    549         $   (807)
=================================================================================================================

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                                       9



Interim Consolidated Statements of Deficit (Unaudited)            Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------------------
(thousands of United States dollars, US GAAP basis)             June 30,         December 31,
                                                                   2002                2001-
---------------------------------------------------------------------------------------------
                                                             (Unaudited)
Deficit
Balance, beginning of period                                  $  (197,220)        $  (190,465)
Net income (loss) for the period                                    3,837              (5,401)
Dividends declared                                                   --                (1,354)
----------------------------------------------------------------------------------------------
Balance, end of period                                        $  (193,383)        $  (197,220)
==============================================================================================


Accumulated other comprehensive loss
Balance, beginning of period                                  $   (15,576)        $   (13,791)
Other comprehensive loss for the period                            (3,288)             (1,785)
==============================================================================================
Balance, end of period                                        $   (18,864)        $   (15,576)
==============================================================================================

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                                       10

Interim Consolidated Statements of Cash Flows (Unaudited)                                          Agnico-Eagle Mines Limited
-----------------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars, US GAAP basis)                   Three months ended June 30,   Six months ended June 30,
                                                                          2002             2001        2002             2001
-----------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income for the period                                             $   3,360        $     480   $   3,837         $     978
Add (deduct) items not affecting cash from operating activities:
Depreciation and amortization                                             3,678            3,145       6,929             6,526
Provision for (recoveries of) future income and mining taxes               --              1,745        --               2,756
Unrealized (gain) loss on derivative contracts                             --             (2,647)       --              (2,800)
Amortization of deferred interest and financing costs                       595              768       1,839             1,543
Other                                                                      --                643        --                 937
------------------------------------------------------------------------------------------------------------------------------
                                                                          7,633            4,134      12,605             9,940
Net change in non-cash working capital balances related to operations
Metals awaiting settlement and gold bullion                                (334)          (7,227)     (9,487)           (6,722)
Inventories                                                                 (52)           3,281         177              (663)
Prepaid expenses and other                                                2,487            1,467         313             1,374
Income and mining taxes                                                      54             (284)       (540)            2,084
Accounts payable and accrued liabilities                                  4,398           (3,307)      5,728            (6,058)
Interest payable                                                          1,681            1,118          14                (2)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities                           15,867             (818)      8,810               (47)
------------------------------------------------------------------------------------------------------------------------------
Investing activities
Additions to mining properties                                          (15,202)          (7,454)    (29,454)          (17,055)
Decrease (increase) in investments and other                               (295)              29        (304)               35
------------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                                 (15,497)          (7,425)    (29,758)          (17,020)
------------------------------------------------------------------------------------------------------------------------------
Financing activities
Dividends paid                                                              (30)               2      (1,319)           (1,114)
Common shares issued                                                      7,338           82,251      12,564            83,016
Financing cost                                                             --             (5,373)     (5,266)           (5,373)
Proceeds from long-term debt                                               --               --       143,750             7,500
Repayment of the Company's senior convertible notes                        (198)            --      (122,169)             --
Resale of the Company's own shares held by a
   subsidiary company and other                                            --              4,831        --               6,397
   ---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                      7,110           81,711      27,560            90,426
------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                536             (224)        519                70
Net increase (decrease) in cash and cash equivalents                      8,016           73,244       7,131            73,429
Cash and cash equivalents, beginning of period                           20,295           14,091      21,180            13,906
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                              $  28,311        $  87,335   $  28,311         $  87,335
==============================================================================================================================
Other operating cash flow information:
Interest paid during the period                                       $     530        $   1,477   $  19,242         $   5,262
==============================================================================================================================
Taxes paid (recovered) during the period                              $    (690)       $     317   $   2,639         $  (2,245)
===============================================================================================================================

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                                       11

                           AGNICO-EAGLE MINES LIMITED

  Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)

--------------------------------------------------------------------------------

     1.   Basis of Presentation

          Prior to January 1, 2002, the Company's consolidated financial statements were prepared under Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation to United States generally accepted accounting principles ("US GAAP") is presented in
          Note 11 to the 2001 annual consolidated financial statements. As a result of its substantial US shareholder base and to maintain comparability with other companies in the gold sector, the Company changed its primary basis of reporting to US GAAP effective January 1, 2002. Interim consolidated financial statements and the related management discussion and analysis prepared under Canadian GAAP will also continue to be prepared for statutory reporting purposes in Canada and sent to shareholders.

          The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2002 and the results of operations and cash flows for the three and six month periods ended June 30, 2002 and 2001.

          Operating results for the three and six month periods ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2001 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2001.

     2.   Use of Estimates

          The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

     3.   Capital Stock

          For the six-month period ended June 30, 2002, weighted average number of shares for purposes of calculating basic and diluted earnings per share have been determined as follows (in thousands):

     Weighted average number of shares
      for purposes of calculating basic earnings per share      68,524    56,310
     Dilutive effect of employees stock options                  1,229       308
     Dilutive effect of the Company's convertible debentures    10,268     7,056
    ----------------------------------------------------------------------------
     Adjusted weighted average number of shares,
      for purposes of calculating diluted earnings per share     80,021   63,674
    ----------------------------------------------------------------------------


          The Company's 2012 convertible debentures are anti-dilutive and thus have not been included in the calculation of fully-diluted earnings per share.

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                                       12

--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED

  Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)

--------------------------------------------------------------------------------

     3.   Capital Stock (continued)

          The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at June 30, 2002 were exercised:

          Common shares outstanding at June 30, 2002                  69,431,407
          Convertible debenture [based on debenture holders' option]  10,267,919
          Employees' stock options                                     3,575,200
          ----------------------------------------------------------------------
                                                                      83,274,526
          ======================================================================

          Issued and outstanding capital includes the advances to officers and directors of $0.4 million (2001 - $0.4 million).

          During the six-month period ended June 30, 2002, 1,628,500 (2001 - 157,650) employee stock options were exercised for cash of $11.6 million (2001 - $0.8 million).

          The  Company  accounts  for  its  stock-based  plan  under  Accounting
          Principles Board Opinion 25 "Accounting for Stock Issued to Employees", which results in the recording of no compensation expense in Agnico-Eagle's circumstances. On a pro forma basis under Financial Standards Accounting Board ("FASB") Statement No. 123, for the six-month period ended June 30, 2002, the Company would have reported net income of $2.7 million (2001 - $0.7 million), after giving effect to the grants subsequent to 1994. The weighted average exercise price of options granted in 2002 amounted to C$16.14 per share. The estimated fair value of the options is amortized to expense over the options' vesting period, on a pro forma basis.

          Agnico-Eagle estimated the fair value of options under the Black-Scholes option-pricing model and the following weighted average assumptions using a risk free interest rate of 5.5%; expected volatility of Agnico-Eagle's share price of 32.4%; expected dividend yield of 0.46% and an expected life of the options of 2 years.

          The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

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                                       13

--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED

  Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)

--------------------------------------------------------------------------------


4.   Long-term debt

                                            March 31, 2002     December 31, 2001
      --------------------------------------------------------------------------
                                                 (Unaudited)

     Convertible debenture (note 4(a))     $         143,750    $            --
     Senior convertible notes (note 4(b))                --              121,081
     Revolving credit facility                        30,000              30,000
     ---------------------------------------------------------------------------
                                           $         173,750    $        151,081
     ===========================================================================

(a)  Convertible debentures

     On February 11, 2002, Agnico-Eagle issued $143.75 million aggregate stated amount at maturity of convertible debentures due February 11, 2012 for net proceeds of $138.5 million after deducting underwriting commissions and other issue costs totalled $5.3 million. The debentures bear interest of 4.50% per annum payable in cash or in common shares, at the Company's option, semi-annually. The debentures are convertible to common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 stated amount. The debentures are redeemable by the Company, in whole or in part, at any time on or after February 15, 2006 for cash.

(b)  Senior convertible notes

     In February 2002, the entire amount of the Company's senior convertible notes was called for redemption on March 18, 2002 for cash of $120.9 million. There is no gain or loss on the redemption of the Company's senior convertible notes.

5.   Recent Accounting Pronouncement

     Staff Accounting Bulletin No. 74 released by the staff of the U.S. Securities and Exchange Commission ("SEC") requires disclosures of certain information related to new accounting standards which have not been adopted due to delayed effective dates. FAS No. 143 on "Asset Retirement Obligations", which is effective for financial years beginning after June 15, 2002, requires asset retirement obligations to be initially measured at fair value at the time the obligation is incurred. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life using a systematic and rational allocation method. Agnico-Eagle is currently evaluating the impact of adopting FAS No. 143. Effective January 1, 2002, the Company adopted FAS No. 144 on "Accounting for the Impairment of Long-Lived Assets", which sets out accounting criteria for the determination of impairment of long-lived assets. The adoption of FAS No. 144 has no material impact on the Company's financial results.

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                                       14

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS
CANADIAN GAAP

Results of Operations

Agnico-Eagle Mines Limited reported second quarter net earnings of $3.9 million, or $0.02 per share, compared to a loss of $1.1 million or $0.02 per share for the same period in 2001. For the six months ended June 30, 2002, net income was $9.7 million, or $0.10 per share, compared to a loss of $1.4 million, or $0.02 per share for the same period in 2001. Earnings for the six months ended June 30, 2002 included a net of tax gain of $8.7 million related to the redemption of the Company's 2004 senior convertible notes, of which $4.9 million was credited directly to net earnings and $3.8 million was credited to deficit in shareholders' equity. Second quarter operating cash flow was $10.1 million, or $0.15 per share, compared to $3.6 million, or $0.06 per share in 2001. For the six months ended June 30, 2002, operating cash flow was $15.2 million, or $0.22 per share, compared to $9.5 million or $0.17 per share for the same period in 2001.

Excluding the El Coco royalty, cash costs to produce an ounce of gold in the second quarter increased somewhat to $124 per ounce from $111 per ounce in 2001. Total cash operating costs to produce an ounce of gold were $164 compared to $134 in the same quarter of 2001. A gold production increase of 13% to 74,617 ounces was more than offset by lower zinc production and a substantially weaker zinc price. The majority of the net difference in total cash costs was essentially attributable to royalties payable on the El Coco property, which increased from $23 per ounce in the second quarter of 2001 to $40 per ounce of gold produced in 2002. Cash costs for the six month period ended June 30, 2002 were $162 per once compared to $134 per once for the first six months of 2001.

Gold production in 2002 is now forecast to be 320,000 ounces. The decrease in the gold production target for the year reflects the impact of delays in development in Zone 20 North at depth caused by delays in ventilation installation. As a result, more emphasis has been placed on production from upper zinc/silver parts of Zone 20 North. This re-sequencing of production is expected to push more gold production into 2003 and result in substantially higher than budget zinc production in 2002. In addition, an electrical failure of the SAG mill drive resulted in 11 days of lost production in July. As a result of the lower than previously projected gold production, a higher El Coco royalty due to the increased gold price and a weaker than budget zinc price, cash costs are expected to be $145 per ounce for the full year compared to the original budget of $130 per ounce.

Liquidity and Capital Resources

At June 30, 2002, Agnico-Eagle's consolidated cash and cash equivalents amounted to $28.3 million while working capital improved to $54.5 million from $42.6 million at December 31, 2001. Including the undrawn portion of its bank credit facility, the Company has $123.3 million of available liquidity.

Cash flow from operating activities for the six months ended June 30, 2002 improved to $15.2 million from $9.5 million for the first six months of 2001. Second quarter cash flow improved to $10.1 million from $3.6 million for the second quarter of 2001. The increase in cash flow from continuing operations is attributable to an increased gold price, higher gold production and lower interest expense; offset somewhat by lower byproduct metal prices.

For the six months ended June 30, 2002, capital expenditures were $29.5 million compared to $17.1 million in the corresponding 2001 period. The increase is attributable to increased underground development and the mill expansion associated with the decision to expand the LaRonde operation to 7,000 tons per day.
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                                       15

Consolidated Balance Sheets                          Agnico-Eagle Mines Limited
-------------------------------------------------------------------------------
(thousands of United States dollars,                 June 30,      December 31,
 Canadian GAAP basis)                                  2002              2001
-------------------------------------------------------------------------------
                                                    (Unaudited)
ASSETS
Current
   Cash and cash equivalents                        $  28,311         $  21,180
   Metals awaiting settlement and gold bullion         29,567            21,009
   Income taxes recoverable                              --                 628
   Inventories:
     In-process and unsold products                     5,772             5,171
     Supplies                                           3,808             3,903
   Prepaid expenses and other                           4,882             5,235
-------------------------------------------------------------------------------
Total current assets                                   72,340            57,126
Investments and other assets                           11,154            12,151
Future income and mining tax assets                    20,567            22,055
Mining properties                                     327,143           304,180
-------------------------------------------------------------------------------
                                                    $ 431,204         $ 395,512
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
   Accounts payable and accrued liabilities         $  15,151         $   9,423
   Dividends payable                                      534             1,853
   Income and mining taxes payable                         63             1,231
   Interest payable                                     2,066             2,052
-------------------------------------------------------------------------------
Total current liabilities                              17,814            14,559
-------------------------------------------------------------------------------
Long-term debt                                         30,000           147,266
-------------------------------------------------------------------------------
Reclamation provision and other liabilities             4,620             4,055
-------------------------------------------------------------------------------
Future income and mining tax liabilities               19,022            18,317
-------------------------------------------------------------------------------

Shareholders' Equity
Common shares
   Authorized - unlimited
   Issued - 69,431,407 (2001 - 67,722,853)            260,766           247,965
Convertible debentures , due 2012                      89,714              --
Other paid-in capital                                  55,028            14,521
Contributed surplus                                     5,566             5,560
Deficit                                               (51,326)          (56,731)
Total shareholders' equity                            359,748           211,315
-------------------------------------------------------------------------------
                                                    $ 431,204         $ 395,512
===============================================================================

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                                       16



Consolidated Statements of Income (Unaudited)                                            Agnico-Eagle Mines Limited
-------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                  Three months ended June 30, Six months ended June 30,
except per share amounts, Canadian GAAP basis)                 2002        2001       2002        2001
-------------------------------------------------------------------------------------------------------------------
REVENUES
Revenues from mining operations                             $ 29,342    $ 28,799    $ 54,434    $ 49,591
Interest and sundry income                                       524         353         752         516
--------------------------------------------------------------------------------------------------------
                                                              29,866      29,152      55,186      50,107
COSTS AND EXPENSES
Production                                                    19,181      20,688      36,533      32,760
Exploration                                                      894         913       1,643       1,886
Depreciation and amortization                                  3,677       2,958       6,489       5,744
General and administrative                                     1,498         989       2,499       2,059
Capital tax                                                      612         557         992         882
Interest                                                          65       3,860       1,990       7,726
Foreign currency loss                                           (176)        536        (176)        752
--------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                            4,115      (1,349)      5,216      (1,702)
Gain on settlement of the Company's senior
   convertible debentures                                       --          --         6,184        --
--------------------------------------------------------------------------------------------------------
Income (loss) before income and mining tax recoveries          4,115      (1,349)     11,400      (1,702)
Income and mining tax expense (recovery)                         222        (233)      1,729        (333)
--------------------------------------------------------------------------------------------------------
Net income (loss) for the period                            $  3,893    $ (1,116)   $  9,671    $ (1,369)
========================================================================================================

Net income (loss) per share - basic and diluted (note 3)$       0.03    $  (0.02)   $   0.10    $  (0.02)
========================================================================================================

Weighted average number of shares (in thousands)-
   basic                                                      69,050      56,668      68,524      56,310
   diluted                                                    80,546      64,030      80,021      63,674



Consolidated Statements of Deficit (Unaudited)                                 Agnico-Eagle Mines Limited
---------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                 Three months ended June 30, Six months ended June 30,
except per share amounts, Canadian GAAP basis)                2002         2001        2002        2001
---------------------------------------------------------------------------------------------------------

Deficit
Balance, beginning of period                               $(52,860)    $(37,133)   $(56,731)   $(36,880)
Net income (loss) for the period                              3,893       (1,116)      9,671      (1,369)
--------------------------------------------------------------------------------------------------------
                                                            (48,967)     (38,249)    (47,060)    (38,249)

Interest costs associated with the Company's
   convertible debentures                                    (2,359)        --        (2,833)       --
Gain on settlement of the conversion option related to
   the Company's senior convertible notes, net of
   related taxes                                               --          3,833        --
Financing Costs                                                --         (5,373)     (5,266)     (5,373)
--------------------------------------------------------------------------------------------------------
Balance, end of period                                      (51,326)     (43,622)    (51,326)    (43,622)
========================================================================================================

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                                       17



Consolidated Statements of Cash Flows (Unaudited)                                 Agnico-Eagle Mines Limited
------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                    Three months ended June 30, Six months ended June 30,
except per share amounts, Canadian GAAP basis)                 2002         2001        2002          2001
------------------------------------------------------------------------------------------------------------

Operating activities
Net income (loss) for the period                           $   3,893    $  (1,116)   $   9,671    $  (1,369)
Add (deduct) items not affecting cash:
   Depreciation and amortization                               3,677        2,958        6,489        5,744
   Future income and mining taxes                               --           (399)       1,300          937
   Gain on settlement of the Company's senior
     convertible notes                                          --           --         (6,184)        --
   Amortization of deferred interest and financing costs
     on long-term debt and other                               2,529        2,148        3,912        4,187
     ------------------------------------------------------------------------------------------------------
                                                              10,099        3,591       15,188        9,499
Net change in non-cash working capital balances:
   Metals awaiting settlement and gold buillon                   540       (6,515)      (8,558)      (5,686)
   Inventories                                                  (485)       2,712         (506)      (1,034)
   Prepaid expenses and other                                  2,489        1,013          353        2,283
   Accounts payable and accrued liabilities                    4,391       (3,310)       5,721       (6,067)
   Income and mining taxes recoverable and payable                54          573         (540)         960
   Interest payable                                            1,681        1,118           14           (2)
   ---------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities                18,769         (818)      11,672          (47)
------------------------------------------------------------------------------------------------------------

Investing activities
Additions to mining properties                               (15,202)      (7,454)     (29,454)     (17,055)
Decrease (increase) in investments and other                    (324)          29         (333)          35
-----------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                      (15,526)      (7,425)     (29,787)     (17,020)
------------------------------------------------------------------------------------------------------------

Financing activities
Dividends paid                                                   (30)           2       (1,319)      (1,114)
Common shares issued                                           7,338       82,251       12,564       83,016
Financing cost                                                (2,873)      (5,373)      (8,099)      (5,373)
Proceeds from long-term debt                                    --           --        143,750        7,500
Repayment of the Company's senior convertible notes             (198)        --       (122,169)        --
Resale of the Company's own shares held by a
   subsidiary company and other                                 --          4,831         --          6,397
   --------------------------------------------------------------------------------------------------------
Cash flows from financing activities                           4,237       81,711       24,727       90,426
-----------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash
   and cash equivalents                                          536         (224)         519           70
Net increase (decrease) in cash and cash equivalents           8,016       73,244        7,131       73,429
Cash and cash equivalents, beginning of period                20,295       14,091       21,180       13,906
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                   $  28,311    $  87,335    $  28,311    $  87,335
===========================================================================================================

Other operating cash flow information:
Interest paid during the period                            $     530    $   1,477    $  19,242    $   5,262
===========================================================================================================
Taxes paid (recovered) during the period                   $    (690)   $     317    $   2,639    $  (2,204)
============================================================================================================

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

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                           AGNICO-EAGLE MINES LIMITED

               Notes to Interim Consolidated Financial Statements,
                        Canadian GAAP basis (Unaudited)

--------------------------------------------------------------------------------


1.   Basis of Presentation

     The accompanying  unaudited interim consolidated  financial statements have been prepared by the Company in US dollars in accordance with Canadian GAAP
     with  respect  to  the  preparation  of  interim   financial   information.
     Accordingly,  they do not include all information and footnotes as required in the  preparation  of annual  financial  statements and should be read in conjunction with the audited financial statements and notes included in the
     Annual Information Form/Form 20-F for the year ended December 31, 2001.


     The preparation of the consolidated financial statements in conformity with generally  accepted  accounting  principles  requires  management  to  make
     estimates  and  assumptions   that  affect  the  amounts  reported  in  the
     consolidated  financial  statements  and  accompanying  notes.   Management
     believes that the estimates  used in the  preparation  of the  consolidated financial  statements are reasonable and prudent;  however,  actual results could differ from these estimates.

     Operating results for the three and six month periods ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2001 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information
     Form/Form 20-F for the year ended December 31, 2001.

2.   Use of Estimates

     The  preparation  of  the  interim  consolidated  financial  statements  in
     conformity  with  generally   accepted   accounting   principles   requires
     management  to make  estimates  and  assumptions  that  affect the  amounts reported in the interim consolidated  financial statements and accompanying notes.  Management  believes that the estimates used in the  preparation of the interim  consolidated  financial statements are reasonable and prudent;
     however, actual results could differ from these estimates.

3.   Net income per share

     For the purposes of calculating earnings per share, the Company uses net income after deducting interest charges on the Company's 2012 convertible debentures. The 2012 convertible debenture issued in 2002 is presented, in its entirety, as an equity instrument and as such the interest is recorded as a direct charge to retained earnings. Below is a reconciliation of net income per financial statements to the net income used in computing net income per share.

                                                   Three months ended Six months ended
                                                     June 30, 2002    June 30, 2002
                                                     --------------------------------

Net income, per financial statements                    $ 3,893               $ 9,671
Less:  Interest on 2012 convertible debenture charged
       Directly to retained earnings                     (2,359)               (2,833)
                                                      -------------------------------

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     Net income used in the  computation of net income per share $ 1,534 $ 6,838
     The Company's 2012 convertible debentures are anti-dilutive and thus have not been included in the computation of fully-diluted net income per share.

4.   Reconciliation of United States and Canadian GAAP

     The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company has followed in its US GAAP basis consolidated financial statements. Some of the more significant differences between Canadian and US GAAP that impact the consolidated financial statements are as follows:

(a) Under US GAAP, the Company's unsold dore gold and silver are carried at cost as opposed to net realizable value, as permitted under Canadian GAAP.

(b) Effective January 1, 1999, Agnico-Eagle adopted the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Under US GAAP, prior period's consolidated financial statements were translated to US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach has been applied from January 1, 1994. Under Canadian GAAP, Agnico-Eagle's consolidated financial statements for all periods up to December 31, 1998 have been translated into US dollars using the closing spot Canadian and US exchange rate of $1.5333. The use of different exchange rates and the different adoption dates for US and Canadian GAAP purposes gave rise to a $14.0 million deficit in the cumulative translation adjustment account within US GAAP shareholders' equity as at June 30, 2002 and 2001.

(c) Under Canadian GAAP, Agnico-Eagle presents the 2012 convertible debenture issued in 2002, in its entirety, as an equity instrument. The fair value of the conversion option associated with the senior convertible notes on the date of issuance was $55.0 million and is reflected as "Other paid-in capital". The fair value of Agnico-Eagle's obligation to the convertible debenture holders for the principle payments, at the time of issuance of $88.75 million, together with any accrued deferred interest is reflected as a long-term liability, carried at amortized cost and is included as a component of shareholders' equity. Interest costs related to the convertible debentures are charged to retained earnings as incurred, but are included as a component of the Company's net earnings for purposes of calculating earnings per share under Canadian GAAP.

     Also,$5.3 million of financing costs associated with the 2012 convertible debentures, which is accounted for as deferred financing costs under US GAAP has been charged against retained earnings under Canadian GAAP.

     In March 2002, the Company redeemed the entire amount of the outstanding 2004 senior convertible notes for cash of $120.9 million. Under Canadian GAAP, this transaction resulted in a gain of $8.7 million, net of related income taxes of $2.2 million, of which $3.8 million (related taxes of $0.9 million) was credited to deficit and $4.9 million (related taxes of $1.3 million) was recognized in earnings.

(d) Under US GAAP, amortization of mining properties, other than the milling facilities at the LaRonde Mine, is calculated using the unit-of-production basis using only the proven and probable reserves of the mine. Depreciation of the milling facilities at the LaRonde Mine is determined, net of residual value, using the straight-line method based on the estimated useful lives of the assets, which does not exceed 20 years. Under Canadian GAAP, the amortization of mining properties is calculated using the unit-of-production basis using the proven and probable reserves and non-reserve material of the mine when sufficient objective evidence exists to support a conclusion that is probable that the non-reserve material will be produced.

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


(e) Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. In particular, the Company uses over-the-counter put and call option metals and foreign exchange contracts to hedge against its net revenues from mining operations and its costs of production, respectively. For fiscal years up to December 31, 2000, unrealized gains and losses on these contracts were included in the determination of income with the exception of the gold puts purchased which are accounted for as a component of the related hedged transaction under US GAAP.

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


     Effective January 1, 2001, for the purposes of preparing financial information in accordance with US GAAP, the Company prospectively adopted the new accounting recommendations made under FAS No. 133 and No. 137 on accounting for derivative financial instruments and hedging. The new accounting recommendations require that all derivative instruments be recognized as assets or liabilities and be measured at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establish certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective. In 2001, none of Agnico-Eagle's derivative financial instruments qualified as designated hedges under FAS 133.

     Effective January 1, 2002, for the purposes of preparing financial information in accordance with US GAAP, Agnico-Eagle implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133 for its gold puts. All other hedge contracts do not qualify for hedge accounting under FAS 133.

     Under Canadian GAAP, gains and losses on derivative financial instruments are accounted for as a component of the related hedged transaction. Prior to October 24, 2000, net option premiums paid or received were deferred and included in the consolidated balance sheets as other assets or other liabilities. These items were recognized in earnings when the related hedging transactions occurred. In the event of early settlement of hedging transactions, gains or losses were deferred and recognized in earnings at the delivery dates originally designated. Where the underlying transactions were no longer expected to occur, with the effect that a hedge no longer existed, unrealized gains or losses were recognized in earnings at the point such determination was made. After October 24, 2000, Agnico-Eagle prospectively adopted the new accounting recommendations issued by the Emerging Issues Committee of The Canadian Institute of Chartered Accountants ("CICA") on the "Accounting by commodity producers for written call options". Under this basis of accounting, net premiums and the fair value of all call options written after October 24, 2000 are recognized in earnings. The adoption of this new accounting standard has no impact on the existing accounting policy on the Company's current and future purchased put option transactions.


(f) US GAAP requires that cumulative share issue costs of $18.6 million in 2002 and 2001 be recorded as a reduction of proceeds of issue instead of a charge to the deficit account as has been done under Canadian GAAP.

(g) Canadian GAAP allows for the reduction of stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which Agnico-Eagle made in 1998 and prior to 1995, is not permitted by US GAAP and would result in an increase in both capital stock and deficit of $159.2 million in 2002 and 2001.